United States securities and exchange commission logo





                                August 25, 2022

       Lin Li
       Chief Executive Officer
       Northann Corp.
       9820 Dino Drive, Suite 110
       Elk Grove, CA 95624

                                                        Re: Northann Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 29,
2022
                                                            CIK No. 0001923780

       Dear Mr. Li:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Confidential Draft Registration Statement on Form S-1

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Nevada holding company with operations conducted by your
                                                        subsidiaries based in
China and that this structure involves unique risks to investors. If true, disclose that
these contracts have not been tested in court. Provide a cross-reference to your detailed
discussion of risks facing the company and the offering as a result of this structure.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of the
securities you are registering for sale or could significantly limit or
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FirstName LastNameLin Li
Northann Corp.
Comapany
August 25, NameNorthann
           2022         Corp.
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         completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16,
         2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Please clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary or other entity.
4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.
Prospectus Summary, page 3

5. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
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FirstName LastNameLin Li
Northann Corp.
Comapany
August 25, NameNorthann
           2022         Corp.
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         Cyberspace Administration of China (CAC), or any other governmental agency that is
         required to approve your or your subsidiaries    operations, and state
affirmatively whether
         you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
7. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.
8. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Made in the United States, page 7

9. Please revise to clarify what steps are involved to implement the plans discussed in this section, what steps you have already taken and what steps remain, the sources from which you will obtain capital and raw materials and any material hurdles you expect to encounter in implementing your disclosed plans. Also revise to clarify how your plans relate to your current and historical operations. For example, you disclose that you manufacture your products in China. Will you continue to do so after completion of your plan?
Vertical Integration, page 7

10. Please revise to clarify the meaning of the disclosures in this section and how it relates to the caption. For example, it is unclear how the "algorithm" will have the effects you note, how "uploading pictures" will achieve the benefits you claim and how these actions relate to "vertical integration."
Implications of Being an "Emerging Growth Company", page 13
 Lin Li
FirstName LastNameLin Li
Northann Corp.
Comapany
August 25, NameNorthann
           2022         Corp.
August
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FirstName LastName

11. Revise to reconcile the disclosure on page 14 that you intend to take advantage of all of the JOBS Act reduced reporting requirements and exemptions, other than the longer phase-in periods for the adoption of new or revised financial accounting standards, with the information disclosed on page 46 that pursuant to the JOBS Act you are electing to delay the adoption of new or revised accounting standards. In addition, please revise to correct the disclosure indicating that you will file annual reports on Form 20-F in future periods, or advise us.

The Offering, page 15

12. If all outstanding convertible or exercisable securities will remain outstanding after this offering, please revise to state so.
Risk Factors, page 16

13. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
         would reduce the time before your securities may be prohibited from trading or delisted.
         Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
14.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
15. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
16. Please add a risk factor describing the risks related to anti-takeover provisions in your governing documents. We note, for example, your ability to issue preferred stock.
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FirstName LastNameLin Li
Northann Corp.
Comapany
August 25, NameNorthann
           2022         Corp.
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17.      Please disclose the risks that the company   s multi-class structure
may render its shares
         ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.
If the availability of direct materials (raw materials, packaging, sourced products, energy) decreases..., page 26

18. We note your risk factors that your supply chain may be impacted by the availability of direct materials and disruption to suppliers of raw materials. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations, including from the Russian invasion of Ukraine and COVID-19. We note specifically your disclosure on page 7 regarding supply chain disruption and increased shipping costs.
19. Please revise to clarify the "concentration of sourced products in an emerging market" by identifying the products and the market. Also explain why that concentration subjects you to the risks you disclose.
Capitalization, page 36

20. Revise the table to include your outstanding indebtedness as of the most recent balance sheet date, including bank borrowings which amounted to approximately $6.4 million at December 31, 2021. In addition, revise the table captions and related amounts in the
         Actual column to be consistent with your balance sheet. For example, it appears that you have reversed the amounts shown for common stock and preferred stock, and the amounts shown for retained earnings, and total stockholders' equity are not reflective of your
         December 31, 2021 balance sheet. Lastly, please replace the line item entitled "Total
         Liabilities and Stockholders    Equity" with a line item showing your
total
         capitalization, comprising your total indebtedness and total stockholders' equity/(deficit).

Dilution, page 37

21. Revise the last sentence on page 38 to correct the reference to your "net income book value", or tell us how that term relates to your Net tangible book value discussed in the
         Dilution section.

22. Please expand the disclosure to explain how the numbers and percentages in the table on page 38 would change, assuming the conversion or exercise of all outstanding securities.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
39

23. We note your disclosure that your revenues and results of operation could differ due to inflationary conditions. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the
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FirstName LastNameLin Li
Northann Corp.
Comapany
August 25, NameNorthann
           2022         Corp.
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         company. Also identify actions planned or taken, if any, to mitigate inflationary pressures.
24. In an appropriate section of your document, revise to discuss the impact of the tariffs and import tax mentioned on page 7 on your results of operation.
Impact of COVID-19 on Our Operations and Financial Performance, page 40

25. Please revise the disclosure in this section to explain clearly and specifically how COVID-
         19 and related shutdowns has impacted your business, financial condition and liquidity, quantifying the impact to the extent possible. As one example only, we note the references to disruptions to the supply chain, higher raw material costs and higher shipping costs on pages 7 and 44. Also, if you reasonably expect it will have a material effect on your business in the future, revise to explain those effects. Ensure your disclosure also addresses any actions you have taken or will take to mitigate the effects, and any material risks presented by your mitigation efforts. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Judgments and Estimates, page 41

26. To eliminate investor confusion, revise this section heading to read "Critical Accounting
         Estimates", consistent with the guidance in Item 303(b)(3) of Regulation S-K, and only include in the section a discussion of those critical accounting estimates that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on your financial condition or results of operations. Please consider, for example, whether the section should continue to include the disclosures of basis of presentation, principles of consolidation, and research and development, as the section is not intended to be duplicative of the significant accounting polices disclosed in the audited financial statements.

Results of Operations, page 43

27. For each line item presented, revise to explain the reasons underlying the changes you mention. For example, explain the cause or causes underlying the revenue increase.
         Similarly, explain the reasons for the changes to your gross margin despite higher sales.
Liquidity and Capital Resources, page 45

28. Your current disclosure regarding your cash flows simply recites changes without explanation. Please revise to explain the reasons driving the changes noted in your disclosure.
United States Federal Income Tax Considerations, page 86

29. Regarding your disclosure here and page 71 and exhibits 8.1 and 8.2, please revise to name counsel and state that the disclosure is their opinion.
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FirstName LastNameLin Li
Northann Corp.
Comapany
August 25, NameNorthann
           2022         Corp.
August
Page 7 25, 2022 Page 7
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Audited Financial Statements
Consolidated Statements of Operations, page F-4

30. Revise your computation of basic and diluted earnings per share to remove weighted average preferred shares outstanding from the denominator. Refer to ASC 260-10-45-10 and 45-16, where net income available to common stockholders on a per share basis should be based on the weighted average number of common shares outstanding and common stock equivalents. Please revise all sections of the filing, as appropriate, including the computations and disclosures on page F-11.

Note 1. Organization and Business, page F-7

31. Please revise the Going Concern discussion to eliminate the inconsistency between the
         December 31, 2021 working capital deficit $(7,091,694) and accumulated deficit of $(511,557) disclosed here and the amounts presented on or calculated from the
         December 31, 2021 audited balance sheet. Otherwise, advise us.

32. Refer to the paragraph discussing the events of March 2022, and please expand to disclose whether the restructuring was reflected for accounting purposes as a transfer of interests among entities under common control and that the financial statements for all periods are presented at historical cost. Refer to ASC 805-50-30-5 and ASC 805-50-45-1 through 45-
         5.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

33. Revise the second paragraph to describe the nature of your goods or services that are recognized at a point in time versus those recognized over time. Consistent with ASC
         606-10-50-12, also discuss whether there are single or multiple performance obligations and how they are satisfied, including your policy for warranties, refunds and discounts.
         For those goods or services recognized at a point in time, disclose when that occurs, such as upon shipment, delivery, other. For those goods or services recognized over time, disclose the input or output measures used to satisfy the performance obligation for recognizing revenue. Refer to ASC 606-10-25-30 through 32. Please revise the discussion currently included on page 41, as appropriate, to reflect the expanded disclosure.

Note 17. Parent Only Financial Statements, page F-21

34. Refer to paragraph (i), basis of presentation. Please revise the first sentence to provide a complete and concluding sentence, and clarify if references in this paragraph to NDS, should instead be to NBS. Further, provide condensed statements of cash flows pursuant
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Northann Corp.
August 25, 2022
Page 8
       to Rule 12-04(a) of Regulation S-X. Also, explain to us why the parent company's net assets appear to exceed the consolidated net assets as of December 31, 2021.

Signatures, page II-6

35.    Please revise this page to conform to the requirements of Form S-1.
36. Please revise to indicate who will sign in the capacity of principal financial officer and principal accounting officer/controller. While we note the disclosure regarding appointing a CFO after this offering, Form S-1 requires the signatures of the persons serving in those capacities prior to and at effectiveness.
General

37. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on thirdparty products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.
38. On page 18, you refer to a section titled "Enforceability of Civil Liabilities," but it appears no such section is included in your document. Please revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                              Sincerely,
FirstName LastNameLin Li
                                                              Division of
Corporation Finance
Comapany NameNorthann Corp.
                                                              Office of
Manufacturing
August 25, 2022 Page 8
cc:       Jason Ye
FirstName LastName